UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras acquires stake in exploration block in the Republic of Namibia.

—

Rio de Janeiro, February 6, 2026 –Petróleo Brasileiro S.A. – Petrobras announces that it has acquired a 42.5% stake in Block 2613, located offshore in the Republic of Namibia, Africa. The transaction was carried out in partnership with TotalEnergies, which also acquired 42.5% and will act as the operator of the block.

The selling companies are Eight Offshore Investment Holdings (“Eight”) and Maravilla Oil & Gas. After the completion of the transaction, Eight will retain 5% of the block, while Maravilla will end its participation in the asset. Thus, the consortium for Block 2613 will be composed of Petrobras (42.5%), TotalEnergies (42.5%), Eight (5%), and Namcor Exploration and Production (PTY) Ltd – a state-owned company held by the Government of Namibia (10%).

The Block is located in the Lüderitz Basin and covers an area of around 11,000 km² offshore Namibia.

This acquisition marks Petrobras’ return to Namibia and is aligned with the company’s long-term strategy, focused on portfolio diversification and the replenishment of oil and gas reserves through exploration of new frontiers and the strengthening of strategic partnerships.

The transaction followed all the company’s corporate governance procedures and is in accordance with the 2026-2030 Business Plan.

The completion of the transaction is subject to the fulfillment of conditions precedent, including applicable governmental and regulatory approvals, notably from the Namibian Ministry of Industry, Mines, and Energy.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer